Mail Stop 3561

      	March 23, 2006


Via U.S. Mail and Facsimile

Devin House, Esq.
Associate General Counsel
Goal Financial LLC
9477 Waples Street, Suite 100
San Diego, CA  92121

Re: 	Goal Capital Funding LLC
	Registration Statement on Form S-3
	Filed February 24, 2006
	File No. 333-132039

Dear Mr. House:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Please tell us whether the depositor or any of its affiliates will be involved in the reset or remarketing of the securities. If so, you will need to register the remarketing transactions. Please also refer to Section 15.01 of Reg. AB Telephone Interpretations. In your response, please tell us about the consultation with the administrator in regards to the reset rate notes.
6. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.






Prospectus Supplement

General
7. We could not locate disclosure pursuant to Item 1109 with respect to the Delaware Trustee. Please revise in an appropriate section or advise.

Cover Page
8. Please revise to identify the distribution frequency and first expected distribution date. Please refer to Item 1102(g) of Regulation AB. We note the disclosure regarding receipts of principal and "certain other payments." Does this include interest payments?
9. Please revise to identify the asset types being securitized. For instance, we note from your base prospectus that the asset pool may consist of student loans originated under FFELP. Furthermore, we also note that the asset pool may include consolidation loans.

Table of Contents, page iii
10. Please expand your table of contents to delineate each of the various subsections in the prospectus supplement and/or base prospectus to assist investors in locating the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary; however, the subsections are not listed in the table of contents. Please revise accordingly.

Summary of Terms, page S-1
11. Please provide disclosure in the summary for the support provided by each of the contemplated credit enhancements that are listed on the cover page.

[The Prefunding Account], page S-11
12. We note that you may use a prefunding period. Please disclose that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than
50% of the proceeds of the offering to fund the account. Also please revise your bracketed language to provide form of disclosure of the information required by Item 1103(a)(5) of Regulation AB in the summary, as applicable.



[Revolving Period] page S-11
13. We note that you may use a revolving period. Please disclose that any revolving period will comply with Item 1101(c)(3)(iii) of Regulation AB, including that the period will not extend for more than three years from the date of issuance. Also please revise your bracketed language to provide form of disclosure of the information required by Item 1103(a)(5) in the summary, as applicable.

Flow of Funds, page S-13
14. If the reset rate notes and the remarketing of them would affect the flow of funds, please revise to incorporate into your flowchart on
S-14 or advise.

[Issuance of Additional Notes], page S-15
15. We note that you may issue additional notes secured by the same
assets. Please tell us on a supplemental basis how you anticipate this will operate. Please confirm that the additional issuances
contemplated at a later date will be registered	at this time or
conducted in a transaction exempt from the federal securities laws.
We may have further comment once we review your response.

Servicing and Administration, page S-15
16. Please revise this section to summarize the amount or formula for calculating the fee that the administrator will receive.

[Interest Rate Cap Derivative Agreement], page S-16
17. Please revise your form of disclosure to identify the counterparty. Similarly revise the bracketed form of disclosure for other derivative agreements you contemplate on pages S-16 and S-17.
Refer to Item 1103(a)(3)(ix) of Regulation AB.
18. Please provide in the summary a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities, here or in an appropriate section of the summary. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Servicing History and Experience, page S-32
19. Please delete your second paragraph that appears in brackets.
Please note that a disclaimer of liability for material information provided by the issuer or any of their affiliates is not appropriate.
We also note similar disclaimers that appear on pages S-41, S-58 and
S-62.  Similarly revise throughout.
Information Relating to the Guarantee Agencies, page S-41
20. Please revise to disclose the loss rate for guarantee agencies.
Please refer to Item 1114 Instruction 4.b.v. of Regulation AB.

Base Prospectus

The Notes, page v
21. We note that the interest rate may be "by reference to another index described in a prospectus supplement." Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Redemption Provisions, page vi
22. If any of these redemption provisions are available upon the discretion of the holder of the securities, please provide us your analysis under Rule 3a-7 of the Investment Company Act of 1940.

Credit and Cash Flow, page viii
23. Please revise to clarify that the derivative product agreements will be limited to interest rate and currency swaps or tell us how the other products will meet the definition of asset-backed security.

Servicing and Administration, page 13
24. Please also confirm that you will identify any other material servicer. Refer to Item 1108(a)(2)(iv) of Regulation AB.

Changes in Auction Period, page 17
25. We note that you may change the length of the auction period.
We
also note you must consent to changes in the auction period.
Please
tell us why you are involved in these determinations instead of, or in addition to the broker dealers.

Acquisition Fund; Purchase of Student Loans, page 40
26. Please refer to the third bullet point on page 41. Please revise to clarify what you mean by "serial loans," here or in an appropriate place in the prospectus.



Additional Notes, page 48
27. We note your disclosure here that the trust may enter into any derivative product or swap agreement it deems necessary or desirable.
Please revise to clarify that the derivative swap agreements will be limited to interest rate or currency swaps or tell us how any other anticipated swaps will meet the definition for asset-backed securities.

Sale of Student Loans Held in Trust Estate, page 50
28. Please revise to briefly describe the "limited circumstances described in the indenture." Also, please briefly describe the "administrative purposes" in which a trust may substitute another student loan.

Description of Credit Enhancement and Derivative Products, page 59 Credit Enhancement, page 59
29. We note that the disclosure in the second full paragraph on page
59 indicates that credit enhancement may cover more than one series of notes. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.
30. Please provide disclosure here, or provide bracketed language in the prospectus supplement, to indicate that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Derivative Products; Derivative Payments, page 60
31. Please revise to delete your reference to "other yield supplement agreements or similar yield maintenance arrangements." If you want to add additional types of derivative agreements, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, please expand your disclosure to list and describe the other types of derivative products you contemplate.
32. Please explain to us what you mean by "basis swaps." In your response, please tell us how it meets the definition of an asset-backed security.

Relationships Among Financing Participants, page 72
33. Please revise to describe if so, and how, these entities are affiliated. Please revise the heading to indicate it is describing affiliations. Refer to Item 1119 of Regulation AB.
Signature Page
34. Please revise the signature page. The registration statement should be signed by the depositor`s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Exhibits
35. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,


      	Susan Block
      	Attorney-Advisor


cc:	Stuart Litwin, Esq.
	Mayer Brown Rowe & Maw LLP
	Fax:  (312) 706-8165

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Devin House, Esq.
Goal Capital Funding LLC
March 23, 2006
Page 1